UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2024 Extraordinary General Meeting of Shareholders of Alpha Technology Group Ltd, a company incorporated under the laws of the British Virgin Islands (the “Company”), the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2024 Extraordinary General Meeting of Shareholders, dated October 15, 2024, to be mailed to shareholders of the Company in connection with the 2024 Extraordinary General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2024 Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

Date: October 15, 2024	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

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